November 17, 2022

FOIA Confidential Treatment

Requested Under 17 C.F.R. § 200.83

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Senior Staff Accountant

Re: Arena Group Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed April 1, 2022

File No. 001-12471

Ladies and Gentlemen:

The Arena Group Holdings, Inc. (“Arena,” the “Company,” “we,” “us” or “our”) submits this letter in response to comments from the Staff (the “Staff”) in the Division of Corporation Finance at the Securities and Exchange Commission (the “Commission”) dated November 9, 2022 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 31

1.	We note in your response to prior comment 1 of our letter dated August 19, 2022 that you state “Regarding subscription renewals, the Company tends to focus on total subscription revenue rather than the actual number of subscribers and renewal rates.” Please clarify how management uses the actual number of subscribers and renewal rates to manage and assess the performance of your business. Describe any known trends with respect to the actual number of subscribers and renewal rates that have had or are reasonably likely to have a material effect on revenue or income from continuing operations.

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has two types of subscriptions: (i) digital subscriptions, with theStreet.com counting for the majority of such subscriptions, and (ii) print subscriptions, with Sports Illustrated magazine counting for the majority of such subscriptions. At theStreet.com, we have [***] products and [***], for a total of [***] offerings. Following management changes in September 2021, we made a shift in editorial focus and began broadening theStreet.com’s audience base by attracting more young users and female users. Overall, the number of monthly average page views increased significantly because of these efforts. We developed new product offerings to cater to this influx of new users, but, as anticipated, we also saw a decline in existing subscribers. These factors combined resulted in lower renewal rates, some of which related to departing subscribers and some of which related to switching to other products. While our marketing teams look at individual product renewal rates to maximize their marketing efficiency, management does not use aggregated renewal rates as a key performance indicator since it can prove to be a misleading indicator of the health and trends of this component of our business. Likewise, we believe that gross subscriber numbers do not provide significant insights into this aspect of our business and related trends, without knowing the pricing of the individual products. Our management team focuses on the revenue generation from digital subscriptions as the best gauge of the trends and soundness of the digital subscription business, rather than individual product metrics which are too detailed to be useful key performance indicators.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ARENA GROUP HOLDINGS, INC.

Publishers have traditionally strived to grow subscribers, especially through outside agencies, even if incremental subscribers were generated at a loss where the agency commissions exceeded the contract revenues. This was done because the subscriber count (the “Rate Base”) could be sold to advertisers and the advertising income would offset the loss on the subscription sale. Advertisers relied on the Audit Bureau of Circulation to confirm subscription counts for each publisher and demanded make-whole services (such as free ads) from the publisher to compensate for shortfalls in the subscriber count. This increased the pressure on publishers to generate more subscribers. However, as print advertising has been declining in recent years, this approach no longer supports a revenue generating business. As a result, in contrast to how the publishing industry has managed subscriptions historically, we have taken a different approach to the Sports Illustrated print business (“SI print business”). We have intentionally reduced the Rate Base from nearly [***] subscribers in October of 2019 when we began operations of Sports Illustrated, to [***] in 2021 and [***] in 2022 by eliminating low profit subscribers (i.e., where the agency commission is a significant portion of the sale price of the subscription). This approach generated lower renewal rates, particularly with agency-generated subscribers, which in turn lowered the commissions paid to such third-party agencies, as well as resulted in declining subscriber numbers. As such, management does not consider renewal rates and subscriber numbers as key performance indicators as management believes those metrics would be misleading in properly evaluating the performance of the SI print business and understanding its trends. We believe the true metrics of the SI print business are a function of the print advertising and print subscription revenue and related print production expenses and subscription acquisition costs. In our future periodic reports, we intend to enhance our MD&A disclosure to clarify how management uses these components in evaluating the performance of our SI print business by including the following disclosure:

Total print revenue [increased/decreased] by X, or P%, to Y in [current period] from Z in [prior period]. In evaluating the performance of our print business, management focuses not only on the change in print revenue, but also on the difference between the print revenue and the related print production expenses and subscription acquisition costs. The difference between these revenue and expense categories, if positive, help offset expenses shared across both digital and print businesses such as content and editorial expenses and royalty fees as well as general corporate overhead. For the fiscal year ended 2022 as compared to the prior period, we saw [an increase/decrease] in the difference between the [revenue] and [expense categories] which was largely driven by [factors to be discussed].

Use of Non-GAAP Financial Measures, page 35

2.	In order to help us further evaluate your response to prior comment 2, please explain how you are “able to reasonably estimate the cost of a normal year’s compliance with Exchange Act reporting requirements related to periodic reports”. Describe how you were able to objectively make these estimates and indicate whether the adjustments for periodic filing expenses were in excess of the cost of a normal year’s compliance.

We acknowledge the Staff’s comment and advise the staff that disclosure related to the estimate/accrual of cost for a normal year’s compliance with our Exchange Act reporting requirements was intended to clarify that the adjustment for the “Catch-up periodic reports” to our Adjusted EBITDA did not include any costs we incurred and accrued for our normal reporting requirements for fiscal year 2021. The “Catch-up period reports” adjustment made to our Adjusted EBITDA, as reflected on page 45 of our Form 10-Q for nine-month period ended September 30, 2022 filed with the Commission on November 9, 2022, was based on actual invoices received for fiscal years 2018, 2019 and 2020 and fees actually incurred.

To further clarify this point, in future filings we will revise the footnote to our Non-GAAP presentation related to professional and vendor fees to reflect the explanation included in this response.

Item 15. Exhibits, Financial Statement Schedules, page 43

3.	We continue to evaluate your response to prior comment 4 and may have additional comments.

We acknowledge the Staff’s comment.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ARENA GROUP HOLDINGS, INC.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Subscription Acquisition Costs, page F-20

4.	Your response to prior comment 5 indicates that you believe that the commissions paid on renewal are not commensurate with the initial commissions because the renewal commission is less than the amount paid for the initial contract. Please revise your disclosure to indicate how the initial commission is attributed to the amount of amortization expensed as each magazine is delivered. We refer you ASC 340-40-35-1.

Conclusion

We acknowledge the Staff’s comment and respectfully advise the Staff that in accordance with the guidance in Accounting Standards Codification (“ASC”) 340-40-35-1 and the Transition Resource Group (“TRG”) meeting agenda papers, we have determined that: (1) each subscriber renewal contract is not a specifically anticipated future contract and therefore, the amortization period should not consider any anticipated renewals; (2) although commissions paid on renewals are not commensurate with the initial commissions paid, they could be deemed commensurate since the overall impact to the financial statements is immaterial; and (3) given the subscriber’s right to cancel the contract at any time for a full refund of the unserved copies, the contract term is on an issue-by-issue basis, and as such the amortization period of the initial and renewal commissions paid to the subcontracted third-party should also be on an issue-by-issue basis over the initial term or renewal term, as appropriate (i.e., on a systematic basis consistent with the transfer to the customer of the goods to which the asset relates, in accordance with the accounting guidance in ASC 340-40-35-1).

In summary, we believe that our specific facts and circumstances justify the amortization of the commissions paid as described above and that such amortization period is consistent with guidance in ASC 340-40-35-1. In arriving at this conclusion, we conducted the following analysis and relied on the accounting guidance highlighted below. In addition to the relevant accounting guidance, we have referred to the TRG meeting agenda papers No. 23 and No. 57 that summarize the potential implementation issues or questions reported to the staff regarding incremental costs of obtaining a contract (No. 23) and capitalization and amortization of incremental costs of obtaining a contract (No. 57).

Relevant Accounting Guidance Regarding Anticipated Contract and Commensurate Commission

ASC 340-40-35-1 provides guidance on the systematic amortization of an asset recognized (i.e., the commission paid to our third-party agents) in accordance with paragraph 340-40-25-5(a) for a contract or to an anticipated contract that the entity can specifically identify.

In addition, TRG paper No. 23 states (refer to Issue 1b: What is the amortization period? in paragraphs 13 and 18) under View A, that an entity can amortize the commission paid for a new customer contract over the original contract term and amortize each capitalized renewal amount over the respective renewal period if the contract is not a specifically anticipated future contract. TRG paper No. 23 also notes (refer to paragraph 16) that View A would be appropriate if the renewal commission were to be considered commensurate with the initial commission.

Analysis of Anticipated Contract and Commensurate Commission

In regard to ASC 340-40-25-5(a) and View A, on the interpretation if the contract is not a specifically anticipated future contract, we have determined that View A would be appropriate for us because our renewal rate is approximately [***] and therefore, we concluded that the contract is not a specifically anticipated future contract and is not required in the evaluation of our amortization period. In addition, the renewal efforts are led by the subcontracted third-party and not under our control.

Further to our analysis above, TRG paper No. 57 (refer to Question 2a: How should an entity determine whether a sales commission relates to goods or services to be transferred under a specific anticipated contract? in paragraph 35) states that: “Example 2 in paragraphs 340-40-55-5 through 55-9 illustrates a circumstance in which an entity pays a commission associated with an information technology outsourcing arrangement. The initial contract term is five years and the contract is renewable for subsequent one-year periods. The entity’s average customer term is 7 years. In this example, the entity amortizes the asset over seven years because it concludes that the asset relates to the services transferred to the customer during the contract term of five years and the entity anticipates that the contract will be renewed for two subsequent one-year periods.” In this regard, we determined that based on our specific fact and circumstances, we do not have a contract with a renewal period but have a contract this is renewed through the subcontracted third-party agent as a new contract with new terms, therefore, we do not have a specific anticipated contract as described in ASC 340-40-55-5 through 55-9.

In regard to View A, where renewal commissions would be considered commensurate with the initial commissions, we note the difference between the initial and renewal commissions vary by [***]. While technically not commensurate, we believe that this difference is not material such that we would be required to recognize the amortization of the commissions paid over a period that includes the renewals (i.e., a period longer than the initial contract term). The difference between the initial and renewal commission rates, although not commensurate, is immaterial to our overall financial statement presentation. Further, our average commission rate on all subscriptions for the first nine months of fiscal 2022 was [***] as compared to [***] in the same period for the prior year.

In addition, we note TRG paper No. 23 states that “in some circumstances, if the renewal commission is less than the initial commission, it might still be commensurate with the initial commission. This will depend on the specific facts and circumstances and, therefore, judgement might be required.” In this regard, based on our specific facts and circumstances as outlined here, we have concluded that adopting View A is appropriate.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ARENA GROUP HOLDINGS, INC.

Relevant Accounting Guidance Regarding Amortization Period

In reference to our amortization period, we reviewed the accounting guidance in ASC 340-40-35-1 where it states an asset “shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.” In addition, TRG paper No. 23 (refer to paragraph 14), states that “The overriding principle for amortization of contract cost assets in the new revenue standard is set out in paragraph 340-40-35-1:

An asset recognized in accordance with paragraph 340-40-25-1 or 340-40-25-5 shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.”

Analysis of the Amortization Period

In evaluating the amortization period, in addition to the accounting guidance above, we also considered our performance obligation under the subscriber contracts. In this regard, we determined that each performance obligation is a separate performance obligation, that is, on an issue-by-issue basis with the delivery of each magazine issue, since the goods delivered are distinct (i.e., each magazine issue is a distinct good under ASC 606-10-25-19 since the customer can benefit from the magazine on its own and the promise to transfer the magazines are separately identifiable). We believe that our amortization period is consistent with the transfer of the magazines and represents a systematic basis consistent with how the goods are delivered in accordance with ASC 340-40-35-1 and TRG paper No. 23.

We also note that by consistently applying the methodology of amortizing commissions paid on and issue-by-issue basis, and amortizing commissions over a period that is consistent with the transfer to the customer of the magazines to which the asset relates, the resulting amortization expense directly aligns with our pattern of revenue recognition.

We would like to highlight for the staff that we did not enter into any unprofitable contracts (i.e., contracts where the agency commission exceeds retail contract value) for the fiscal years ended 2020, 2021 and for the nine months ended September 30, 2022. If in the future we enter into such contract, we will recognize a loss to the extent the subscription price is less than the agency commission paid, in accordance with ASC 340-40-35-3.

In light of this analysis, in future filings we plan to further revise the disclosures we included in our most recently filed Form 10-Q, Note 3 – Balance sheet Components, under the heading Subscription Acquisition Costs, as follows (additions underlined and deletions ~~strikethrough~~):

Subscription acquisition costs include the incremental costs of obtaining a contract with a customer, paid to external parties, if it expects to recover those costs. The Company has determined that sales commissions paid on all third-party agent sales of subscriptions are direct and incremental costs of obtaining a contract with a customer and, therefore, meet the capitalization criteria. The Company has elected to apply the practical expedient to amortize ~~account for~~ these costs at the portfolio level. The sales commissions paid to third-party agents are amortized as the magazines are sent to the subscriber on an issue-by-issue basis. The Company determined that commissions paid for subscriber renewal contracts to all third-party agents are not from a specifically anticipated future contract, therefore, the commissions paid on renewals are amortized as the magazines are sent to the subscriber over the renewal term on an issue-by-issue basis. Direct mail costs for renewal subscriptions are expensed as incurred since they do not meet the capitalization criteria.

Amortization of subscription acquisition costs of $XX and $XX for the year ended December 31, 2022 and 2021, respectively, are included within selling and marketing expenses in the consolidated statements of operations. No impairment losses [An impairment loss of $XX and $XX] have [has] been recognized for subscription acquisition costs for the year ended December 31, 2022 and 2021 [,respectively].

In addition, to help the Staff assess the impact of the difference between amortization of the commissions paid for the initial contract over a period that includes the anticipated renewals versus amortization of the commissions paid over the respective contract terms on an issue-by-issue basis, we have included in Attachment A to this letter, an illustrative example of the difference in the two views.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ARENA GROUP HOLDINGS, INC.

5.	Your response to prior comment 7 indicates that you have now concluded that the direct mail costs are not capitalizable because if the subscriber did not enter into the contract you would still incur the costs of the subcontracted third-party. Please quantify the amount of direct mail costs capitalized and amortized for each period presented. Explain how you considered the guidance in ASC 250-10-50.

In response to the Staff’s comment 5, in regard to the direct mail costs that are not capitalized, we determined that these costs would need to be expensed as incurred because even if a subscriber did not enter into a contract, we would still incur the cost of the subcontracted third-party. With respect to the Staff’s comment to quantify the amount of the direct mail costs, we note that the costs were approximately $425,000 for fiscal year 2021. We also respectfully advise the Staff, that in our prior annual and quarterly reports that we did not capitalize the third-party direct mail costs since we determined they are not incremental cost to obtain a contract since they would be incurred even if the contract had not been obtained, and as such we confirm to the Staff that there have been no change to our accounting policy. In this regard, we do not believe the guidance in ASC 250-10-50 is appropriate since expensing these costs as incurred was permitted under the guidance in ASC 340-40, therefore, no further analysis is required.

We refer the staff to our response to comment #4 for our proposed future disclosure to be drafted into our December 31, 2022 Form 10-K.

Please direct your questions or comments to Doug Smith, the Chief Financial Officer of the Company, at 203-253-9677. Thank you for your assistance.

Very truly yours,

THE ARENA GROUP HOLDINGS, INC.

/s/ Julie Fenster
Julie Fenster
General Counsel

Cc: Era Anagnosti, Esq

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ARENA GROUP HOLDINGS, INC.

ATTACHMENT A

[***]

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[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ARENA GROUP HOLDINGS, INC.